

October 30, 2014

VIA E-MAIL

Kathleen H. Moriarty, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022-2585

      Re: Lattice Strategies Trust
               Initial Registration Statement on Form N-1A
               File Nos. 333-199089 and 811-23002

Dear Ms. Moriarty:

We have reviewed the registration statement filed on Form N-1A on October 1, 2014, on behalf of Lattice Strategies Trust (the "Trust"). The registration statement contains a prospectus for the following series: Lattice International Equity Strategy ETF, Lattice Emerging Markets Strategy ETF, Lattice Real Estate Strategy ETF, Lattice U.S. Large Cap Equity Strategy ETF and Lattice U.S. Small Cap Equity Strategy ETF (the "Funds"). We have the following comments on the registration statement:

GENERAL COMMENTS

1. We note that Lattice Strategies Trust has applied for an order under section 6(c) for exemptive relief from certain provisions of the 1940 Act. Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicants receive an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

2. We note that portions of the filing have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or change the disclosure in response to the staff's comments. We may also have comments on exhibits added in a pre-effective amendment.

3. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C of the Securities Act of 1933 (the "1933 Act). *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

4.   All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act").

PROSPECTUS COMMENTS

5. Prospectus Front Cover Page

Please identify the principal U.S. market or markets on which the Fund shares are traded.

6. Fund Summaries

Please disclose that the index provider is affiliated with the fund or the adviser in the summary section.

7. Investment Objective

Each Fund indicates that it seeks to provide investment results that, before fees and expenses, correspond "generally" to the total return performance of an index. Please explain what "generally" means in this context.

8. Fees and Expenses of the Funds

a.   If the Fund issues or redeems shares in creation units of not less than 25,000 shares each, please confirm that the table excludes any fees charged for the purchase and redemption of the Fund's creation units. *See* Instruction 1(e) (ii) to Item 3 of Form N-1A.

b.   Please disclose in a footnote to the table that "Other Expenses" are based on estimated amounts for the current fiscal year.

c.   Please confirm that the expense reduction/reimbursement contract will be in effect for at least one year from the effective date of the registration statement. In addition, please confirm there are no recoupments of such waivers.

d.   If, in fact, there are expense reimbursement or fee waiver arrangements, the caption "Fee Waiver and/or Expense Reimbursement" should be located directly below the "Total Annual Fund Operating Expenses" caption of the table. The table should also include the caption "Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement." *See* Instruction 3(e) to Item 3 of Form N-1A.

e.   The footnote to the fee table references the exclusion of dividend and interest expenses on securities sold short from the fee waiver. If the Fund will utilize short selling to achieve its investment strategy, please confirm to the staff that any expected dividend and interest expenses associated with short sale transactions will be reflected in the fee table.

9. Expense Example

Please clarify that the expense example reflects the fees an investor would pay if they redeem or **hold** on to all of its shares.

10. Principal Investment Strategies

a.   Please briefly describe the indices in the item 4 principal strategies and include a more detailed explanation in your item 9 disclosure. Please include an explanation of the term "Risk Optimized" with respect to each index that uses this term.

b.   Please disclose how investors may access publicly available information about the respective Lattice Indices and the Index Provider's applicable index methodology.

c.   With respect to each specified market index, the disclosure states the components "primarily" include . . . . Please explain the reason for the qualification "primarily" in each Fund's description of the components of its respective index.

d.   Each Fund indicates that it "generally invests at least 80%" of its assets in securities of its specified market index and in depositary receipts representing securities of the Index. We note that rule 35d-1 adopting release states that the 80% rule is not a safe harbor and we expect that an index fund to invest more than 80% of its assets in the securities included in the index. Please confirm that the Funds will comply with the requirements of rule 35d-1.

e.   Please clarify supplementally whether either the Lattice U.S. Large Cap Equity Strategy ETF or Lattice U.S. Small Cap Equity Strategy ETF will in fact invest, as a principal strategy, in depositary receipts (such as American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs") and European Depositary Receipts ("EDRs") representing securities of the respective market indices they will track (*i.e.*, Lattice Risk-Optimized U.S. Large Cap Equity Strategy Index and Lattice Risk-Optimized U.S. Small Cap Equity Strategy Index), which track large cap/small cap companies domiciled within the United States.

f.   The Lattice Risk-Optimized Real Estate Strategy Index constitutes securities comprised of real estate investment trusts and other real-estate related securities. Please disclose the credit quality of the securities. If applicable, add a risk regarding credit quality in the Principal Risks section.

g.   It appears from this disclosure that the Funds may invest in certain futures, options and swaps. Please confirm to the staff that the terms of the Trust's application for an exemptive order specifically permit it to invest in derivatives and whether the application limits in any way the percentage of net assets that can be invested in derivatives.

h.   Please confirm that the Fund will use mark to market valuation of its derivatives positions for the purpose of complying with the 80% test of Rule 35d-1.

     i.   With respect to the Lattice International Equity Strategy ETF, Ppease briefly explain the term "Developed" in the index name (*e.g.*, disclose the method by which they determine whether a country is considered developed).

11. <u>Principal Risks of Investing in the Fund</u>

     a.   We note the Lattice International Equity Strategy ETF includes reference to emerging markets in the context of custody risk (stating that emerging markets are more likely to experience problems with the clearing and settling of trades and the holding of securities by local banks, agents and depositories), but no mention of investing in emerging markets in the principal investment strategy. Please reconcile.

     b.   Each Fund references Fund of Funds Risk. Please disclose any principal strategies associated with investing in other investment companies, such as closed-end or ETFs. In the absence of such a strategy, please explain supplementally to the staff the reason the Funds consider Fund of Funds risk a principal risk.

     c.   Since the Funds may use derivative instruments, please review the Funds' principal strategies and principal risk disclosures to ensure that the information is not generic or "boiler plate" and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objectives. *See* Barry Miller Letter to the Investment Company Institute dated July 30, 2010; *see also* Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf. Please confirm supplementally that each type of investment named in the derivatives risk disclosure is consistent with the investment strategy of the Fund.

12. <u>Performance Information</u>

Will the Funds use the Lattice Indices as its principal benchmark index? If so, please explain in your letter responding to these comments how each Lattice Index meets the definition of an "appropriate broad-based securities market index" as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

13. <u>More Information about the Funds</u>

Please revise the disclosure regarding temporary defensive positions to include that these positions may be inconsistent with each Fund's principal investment strategy. Also, please disclose the effect of taking such a temporary defensive position (*e.g.*, that the Fund may not achieve its investment objective).

14. Index/Trademark Licenses

Please inform the staff in your response letter how long the Underlying Index has existed and whether it is widely used and consulted by investors. (page 28)

15. Additional Purchase and Sale Information

a.   Please disclose that shares may be purchased and redeemed only in Creation Units. (page 29)

b.   We note that intra-day portfolio values of shares are publicly displayed every 15 seconds during the regular trading day. Please clarify the usefulness (or lack thereof) of intra-day estimates if securities (such as foreign bonds) are not updated or fair valued during the day. (page 29)

16. Distribution Arrangements

a.   We note from the fee table and Item 28(m) of Part C that the Funds have adopted a 12b-1 plan. If so, the prospectus should state the amount of the distribution fee payable under the plan and provide disclosure to the following effect:

(1)   The Fund has adopted a plan under rule 12b-1 that allows the Fund to pay distribution fees for the sale and distribution of its shares; and

(2)   Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

b.   Also, please explain supplementally to the staff to whom are 12b-1 payments made (*i.e.*, are they made to broker-dealers that sell ETF shares in the secondary market, that sell to investors that purchase ETF shares directly from the ETF, or to someone else?).

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

17. General Description of the Trust

The disclosure states that each investment objective is to provide investment results that correspond generally to the "total return or the price and yield performance" of the specified index. As each Fund's objective seeks results that correspond to "total return", please delete the references to "price and yield performance". (page B-3)

18. Principal Investment Strategies

a.   Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

b.   The SAI disclosure indicates that the Fund may use credit default swaps. If the fund will **write** credit default swaps, please confirm to the staff that the Fund will segregate the full notional amount of the credit default swap to cover such obligation. (pages B-4/B-5)

c.   As the Fund may engage in total return swaps, the Fund must cover its position to address leverage concerns raised by such transactions. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release discussing issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. (page B-10)

d.   If the use of credit default swaps and other types of swaps, such as total return swaps, will comprise a significant component of the Fund's investment practices and techniques so that they might materially affect the Fund's performance or an investor's decision as to whether to invest in the Fund, then they should be described -- and their attendant risks should be discussed -- in the prospectus. If the Fund's involvement in these transactions will be *de minimis* and not material to the Fund's investment strategy, this disclosure can remain in the Statement of Additional Information.

19. Non-Principal Investment Strategies

As each fund describes lending portfolio securities in its principal strategies disclosure, please move the Lending Portfolio Securities disclosure to the section that describes Principal Strategies. (page B-6)

20. Lending Portfolio Securities

a.   Please expand the disclosure contained in the first paragraph to clarify that the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur. (page B-6)

b.   Please disclose that the costs of securities lending do not appear in the Fund's fee table.

21. <u>Fundamental Investment Policies</u>

      a.   The first fundamental investment restriction excludes from each Fund's concentration policy that which may be necessary to approximate the composition of the Fund's underlying Index. Given the fact that the Index is sponsored by Lattice (an affiliate of the Trust and Adviser), who determines the composition and relative weightings of the securities in the Index, this exception provides the Fund with an impermissible freedom of action. Please note that the concentration policy may not give the Fund the freedom of action to concentrate in a particular industry. Freedom of action to concentrate (or not concentrate) in other than U.S. government securities, pursuant to management investment discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the 1940 Act. (page B-11)

      b.   Please revise the concentration policy to clarify that the Fund will not concentrate when the Index is not concentrated.

      c.   Also, please confirm, if the Fund invests in other investment companies, that the Fund will count the underlying investments of affiliated funds in the Fund's determination of compliance with its stated concentration policy.

22. <u>Investment Restrictions</u>

      a.   Please disclose non-fundamental policies 3.B through E in the appropriate Fund's principal strategies disclosure. (page B-12)

      b.   Please revise non-fundamental policies 3.D and E so that the 80 percent policy includes U.S. Equity securities.

      c.   Please revise non-fundamental policies 3.D so that the 80 percent policy relates to large capitalization companies, and not small-capitalization companies.

23. <u>Management</u>

      a.   The identity of the trustees of the Trust, including the requisite number of disinterested trustees, should be furnished in a pre-effective amendment. (pages B-14/B-15)

      b.   We note the Trust's Board of Trustees has an interested Chairman of the Board. Please disclose whether the Trust has a lead independent trustee and what specific role the lead independent trustee plays in the leadership of the Trust. Also, please disclose whether independent trustees are provided with independent counsel.

24. Conflicts of Interest

This section of SAI describes cases where conflicts may arise between the Funds due to Portfolio Manager being responsible for multiple accounts, including the Funds. Please add risk disclosure, where appropriate. (page B-18)

25. Portfolio Manager Compensation

a. The disclosure states that portfolio manager compensation is based on "a number of factors," but only two factors are identified. (page B-19)

b. For each type of compensation (*e.g.*, salary, bonus, deferred compensation, retirement plans and arrangements), please describe with specificity the criteria on which that type of compensation is based, for example, whether compensation is fixed, whether (and, if so, how) compensation is based on Fund pre- or after-tax performance over a certain time period, and whether (and, if so, how) compensation is based on the value of assets held in the Fund's portfolio. For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured.

c. Also, if applicable, please include a description of the structure of, and the method used to determine, any compensation received by the Portfolio Manager from the Fund, the Fund's investment adviser, or any other source with respect to management of the Fund and any other accounts included in the response to paragraph (a)(2) of Item 20. This description must clearly disclose any differences between the method used to determine the Portfolio Manager's compensation with respect to the Fund and other accounts, *e.g.*, if the Portfolio Manager receives part of an advisory fee that is based on performance with respect to some accounts but not the Fund, this must be disclosed.

26. Portfolio Managers

Please include item 20 disclosures for the portfolio managers of the subadviser.

27. Creation and Redemption Transaction Fees

The disclosure in this section provides that the Standard Transaction Fee is "$[ ]," and that a Transaction Fee of up to three times the standard fee may apply to redemptions of Creation Units that occur outside the Clearing Process. Please confirm to us that the Transaction Fee on redemptions of Creation Units will not exceed 2% of the value of the shares redeemed. *See* Rule 22c-2(a)(1)(i) under the Investment Company Act. (pages B-27/B-28)

28. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* * * * *

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6765.

Sincerely,

/s/ Mark Cowan

Mark Cowan
Senior Counsel

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